UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

307000109

(CUSIP Number)

Howard R. Levine, P.O. Box 1017, 10401 Monroe Road, Charlotte, North Carolina, 28201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 307000109	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Howard R. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,690,553(1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,690,553(1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,690,553(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(4)
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.

(2)	Mr. Levine exercises voting and dispositive power over the 5,302,581 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 122,038,891 shares of common stock outstanding as of April 8, 2011.

SCHEDULE 13D

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on January 29, 2010, (as so amended, the “Schedule”), relating to the Common Stock, $0.10 par value per share, of Family Dollar Stores, Inc. a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Items 5, 6 and 7 of the Schedule are hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and supplemented by the following:

(a), (b) As of April 8, 2011, Mr. Levine beneficially owns 9,690,553 shares, representing 7.9% of the outstanding common stock of the Company. These shares include 5,302,581 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 206,785 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Company’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares. The percentage of Mr. Levine’s ownership of the total number of shares of outstanding common stock of the Company increased from 7.1% to 7.9% since January 2010, due to the Company’s repurchases of its common stock over that time period. (c) There were no transactions in the Company’s common stock effected by Mr. Levine in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended and supplemented by the following:

Mr. Levine is the current beneficiary of two trusts that hold 5,302,581 shares of common stock of the Company. Under each trust, Mr. Levine has the ability to direct the voting and disposition of the shares of the Company, in his discretion. Mr. Levine may appoint another person or entity to direct the voting and disposition of the shares in his discretion.

Mr. Levine has received equity-based compensation from the Company in the form of stock options and performance shares pursuant to Family Dollar Stores, Inc.’s

2006 Incentive Plan. The terms of the 2006 Plan are incorporated by reference as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended and supplemented by the following:

(a) Family Dollar Stores, Inc. 2006 Incentive Plan (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on December 7, 2010).

(b) Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long-Term Incentive Performance Share Rights Awards (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on October 16, 2009).

(c) Family Dollar Stores, Inc. 2006 Incentive Plan 2006 Non-Qualified Stock Option Grant Program (filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on January 25, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2011

By:	/s/ Howard R. Levine

Name:	Howard R. Levine

5